FOR IMMEDIATE RELEASE

JED OIL INC. UPDATES THREE-FOR-TWO STOCK SPLIT

Calgary, Alberta – Monday, August 29, 2005 – On August 16, 2005, JED Oil Inc. (AMEX: JDO) announced that its Board of Directors has approved a 3 for 2 stock split.  Following Canadian corporate law, JED is seeking approval to amend its Articles of Incorporation for this split by the holders of a two-thirds majority of the shares represented in person or by proxy at the meeting.  As such, shareholders of record as of August 29, 2005 are entitled to vote for or against the split at a meeting of shareholders to be held on September 28, 2005.  If JED shareholders approve the stock split, it is anticipated the Company’s Board of Directors will immediately set the record date for the split.  Due to regulatory requirements, the date of record for the stock split cannot be set until after the approval of shareholders. As a result of the stock split, each holder of shares of JED’s common stock on the record date will receive three new shares of common stock for each two shares held on that date. Any resulting fractions will be rounded up to the next highest whole number of shares of common stock.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.  JED does not anticipate direct property acquisitions; rather it develops properties with other oil and natural gas companies under joint venture/farm-in arrangements in which JED will finance the cost of development drilling in exchange for interests in the revenue generated by the properties.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements that are subject to risk and uncertainties, including, but not limited to, the impact of competitive services, demand for services like those provided by the company and market acceptance risks, fluctuations in operating results, cyclical market pressures on the oil and natural gas industry and other risks detailed from time to time in the company's filings with Securities and Exchange Commission. JED undertakes no obligation to update or revise any forward-looking statements whether as a result of new developments or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Bruce Stewart, CFO

Linda Latman (212) 836-9609

Reg Greenslade, Chairman

Andreas Marathovouniotis (212) 836-9611

(403) 537-3250

www.theequitygroup.com

www.jedoil.com